Exhibit 99

PRESS RELEASE

ROSTELECOM’S BOARD OF DIRECTORS HAS RECOMMENDED THE ANNUAL DIVIDENDS FOR 2008

Moscow — April 21, 2009 — Rostelecom (NYSE: ROS; RTS and MICEX: RTKM, RTKMP), Russia’s national telecommunications operator, today announced the decision of the Company’s Board of Directors to recommend the following annual dividends for 2008 to the Annual General Shareholders’ Meeting:

•      RUB 2.9124 per preferred share. The total amount of dividends to be paid to holders of preferred shares will amount to RUB 707.2 million or 10.0% of the Company’s 2008 RAS net profit;

•      RUB 1.9410 per ordinary share. The total amount of dividends to be paid to holders of ordinary shares will amount to RUB 1,414.4 million or 20.0% of the Company’s 2008 RAS net profit;

•      The total amount of the proposed dividends for 2008 is RUB 2,121.6 million. The percentage of the Company’s net profit available for 2008 dividends will increase by 5.0% year on year and amount to 30%.

Holders of the American Depositary Receipts will receive payment in accordance with the 1:6 ratio of ADR to ordinary shares. ADR holders will receive the dividend in US dollars through their usual financial intermediary.

In accordance with the decision of the Company’s Board of Directors, shareholders of record on April 14, 2009, will be entitled to participate in the AGM and receive dividends for 2008.

On May 30, 2009, the AGM, to be held at the Company’s Bekasovo Training Center (Moscow region, Naro-Fominsk district), will determine dividend payments.

Further details on dividend payment procedures will be available in the Corporate Governance section within the Investor Center of Rostelecom’s website.

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Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

Those forward-looking statements include, but are not limited to:

•	Management’s assessment of the Company’s future operating and financial results as well as forecasts of the present value of future cash flows and related factors;

•	the Company’s anticipated capital expenditures and plans to construct and modernize its network;

•	the Company’s expectations as to the growth in demand for its services, plans relating to the expansion of the range of its services and their pricing;

•	the Company’s plans with respect to improving its corporate governance practices;

•	the Company’s expectations as to its position in the telecommunications market and the development of the market segments within which the Company operates;

•	economic outlook and industry trends;

•	the Company’s expectations as to the regulation of the Russian telecommunications industry and assessment of impact of regulatory initiatives on the Company’s activity;

•	other statements regarding matters that are not historical facts.

Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

•	risks relating to changes in political, economic and social conditions in Russia as well as changes in global economic conditions;

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risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry, securities industry as well as currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;

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risks relating to the Company, including the achievement of the anticipated results, levels of profitability and growth, ability to create and meet demand for the Company’s services including their promotions, and the ability of the Company to remain competitive in a liberalized telecommunications market;

•	technological risks associated with the functioning and development of the telecommunications infrastructure, technological innovations as well as the convergence of technologies;

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other risks and uncertainties. For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U.S. Securities and Exchange Commission.

Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which are made as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable laws.

For further details please contact

Rostelecom PR & IR Department

Tel.: + 7 499 973 9920

Fax: + 7 499 972 8222

e-mail: rostelecom@rostelecom.ru